UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-42013

SuperX AI Technology Limited

(Translation of registrant’s name into English)

30 Pasir Panjang Road

#06-31, Mapletree Business City

Singapore 117440

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

On November 19, 2025, MicroInference Pte. Ltd. (“MicroInference”), a subsidiary majority owned by SuperX AI Technology Limited, and a Singapore-based solution provider for compute and networking in the NVIDIA Partner Network (NPN), received a letter from NVIDIA Corporation (“NVIDIA”) confirming that, effective November 19, 2025, its membership level in the NPN Solution Provider Partner Program will be elevated for the following competencies:

●	Compute, Preferred level

●	Networking, Preferred level.

As a “Preferred level” partner, MicroInference may be eligible for enhanced program benefits.

A copy of the NPN promotion letter from NVIDIA is furnished as Exhibit 99.1 to this Current Report on Form 6-K and is incorporated herein by reference.

EXHIBITS INDEX

Exhibit No.	Description
99.1	MicroInference Pte. Ltd. NPN Promotion Letter

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 20, 2025	SuperX AI Technology Limited

	By:	/s/ Yu Chun Kit, Anderson
	Name:	Yu Chun Kit Anderson
	Title:	Executive Director

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